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                                                                       Exhibit 3

                                   TERM SHEET




                             VOLUNTARY PUBLIC OFFER

                                       OF

                      BCP CRYSTAL ACQUISITION GMBH & CO. KG

                             TO THE SHAREHOLDERS OF

                                   CELANESE AG








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                                   TERM SHEET


BIDDER: BCP Crystal Acquisition GmbH & Co. KG, Maybachstrasse 6, 70469 Stuttgart, registered in the commercial register of the local court of Stuttgart under registration number HRA 13860 (the "BIDDER").

                              Blackstone Capital Partners IV Merchant Fund L.P. and its affiliates or any other investment vehicle controlled by any of them ("BLACKSTONE") may designate that, instead of the Bidder, another Blackstone controlled affiliate having the same structure as Bidder (and not having assets or liabilities associated with prior operations) (the "DESIGNEE") may make the voluntary public offer (Freiwilliges Ubernahmeangebot) (the "OFFER").

TARGET COMPANY:               Celanese Aktiengesellschaft, Kronberg i.Ts.,
                              registered in the commercial register of the local court of Konigstein im Taunus under registration number HRB 5277 ("CELANESE AG").

SUBJECT OF OFFER:             Acquisition of all registered ordinary shares with
                              no par value (auf den Namen lautende nennwertlose
                              Stuckaktien) of Celanese AG (Global Share
                              Certificates (i) listed on the Official Market
                              (amtlicher Markt) of the Frankfurt Stock Exchange and quoted on the stock exchanges in Berlin-Bremen, Dusseldorf, Hamburg, Munich and
                              Stuttgart (in open trading - Freiverkehr) under the German securities code number
                              (Wertpapierkennummer) 575300 and the International
                              Securities Identification Number DE0005753008) and
                              (ii) listed on the New York Stock Exchange under the International Securities Identification Number
                              USD1497A1019 (collectively, the "CELANESE
                              SHARES"). The Celanese Shares shall be acquired with all rights and obligations pertaining thereto including, without limitation, the right to receive dividends for previous fiscal years to the extent that such dividends have not yet been distributed.

PARALLEL OFFER:               The Offer shall be made simultaneously in Germany
                              and in the United States of America.

CONSIDERATION:                EUR 32.50 in cash, without interest, for each
                              Celanese Share (the "OFFER PRICE"), provided, however, that the Offer Price shall not be lower than the mandatory


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                              Minimum Offer Price (as defined below).

MINIMUM OFFER PRICE:          The minimum offer price (the "MINIMUM OFFER
                              PRICE") for the Celanese Shares shall be determined in accordance with the applicable mandatory provisions of (i) Section 31(1) and (7) of the German Takeover Act (Wertpapiererwerbs- und
                              Ubernahmegesetz - "TAKEOVER ACT") and (ii)
                              Sections 4 and 5 of the offer ordinance pertaining to the Takeover Act (WpUG-Angebotsverordnung). The
                              Minimum Offer Price shall be the higher of:

                              o the weighted average domestic stock exchange price of the Celanese Shares during the last three months prior to the announcement of the decision to make the Offer as determined by the German Federal Financial Supervisory Authority (Bundesanstalt fur
                                   Finanzdienstleistungsaufsicht - "BAFIN") and published on its website
                                   (http://www.bafin.de) pursuant to Section
                                   10(1) of the Takeover Act; and

                              o the highest value which the Bidder, a party acting in concert with it, or one of its subsidiaries, paid or agreed to pay within the last three months prior to the publication of the offer document (Angebotsunterlage) for the Offer (the "OFFER DOCUMENT") pursuant to Section 14(2)(1) of the Takeover Act as consideration for the acquisition of Celanese Shares.

CONDITIONS:                   The Offer is subject to the following conditions
                              precedent only (collectively, the "CONDITIONS"):

                              a) (i) The expiration or termination of the Hart-Scott-Rodino and pre-merger notification filing and waiting periods and approvals in final and binding form from the competent antitrust authorities in the European Union and the United States and (ii) the receipt of all required approvals and termination of required waiting periods of all other applicable jurisdictions, except where the failure to receive such approvals or for such waiting periods to expire would be immaterial (it being understood that, prior to the launch of the offer, the Bidder and Celanese AG will reasonably cooperate with each other to replace this


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                                   clause (ii) with a list of these
                                   jurisdictions);

                              b)   Receipt of the approval of the Vermont
                                   Department of Banking, Insurance, Securities and Health Care Administration and the Bermuda Monetary Authority relating to the acquisition of Celanese AG's insurance subsidiaries;

                              c) (i) Within the time periods required by law the Management Board of Celanese AG has in its reasoned opinion according to ss.27 of the Takeover Act supported the Offer and the Management Board has thereafter and up until the end of the Acceptance Period (as defined below) not changed such recommendation or made any other statement that is inconsistent with such support, including by making any statement under ss.27 of the Takeover Act in support of any alternative transaction; and

                                   (ii) within the time periods required by law the Supervisory Board of Celanese AG has in its reasoned opinion according to Section 27 of the Takeover Act not opposed the Offer and has thereafter and up until the end of the Acceptance Period (as defined below) not made any other statement that is opposing the Offer or supporting any alternative transaction; and

                                   (iii) within the time periods required by law the Management Board has recommended acceptance of the offer in its Tender Offer Solicitation/Recommendation Statement on
                                   Schedule 14D-9 and has thereafter and up until the end of the Acceptance Period (as defined below) not made any change to such statement on Schedule 14D-9 or made any other statement that is inconsistent with such recommendation, including by recommending any alternative transaction; and

                                   (iv) within the time periods required by law the Supervisory Board has not opposed the Offer in its Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 and has thereafter and up until the end of the Acceptance Period (as defined below) not made any other statement opposing the


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                                   Offer or supporting any alternative
                                   transaction.

                              d) The shareholders of Celanese AG (each, a "CELANESE SHAREHOLDER") having tendered Celanese Shares to the Bidder during the Acceptance Period (including any extension thereof), and not having subsequently withdrawn such tendered Celanese Shares, in an amount that equals at least 85% of all outstanding Celanese Shares (the "MINIMUM ACCEPTANCE CONDITION"). For the purpose of determining whether the Minimum Acceptance Condition is met, the amount of Celanese Shares held by Celanese AG itself or its subsidiaries shall be excluded from the total number of outstanding Celanese Shares;

                              e) Prior to the end of the Acceptance Period, there shall not have been any publication of any new information or facts within the meaning of Section 15 of the German Securities Trading Act
                                   (Wertpapierhandelsgesetz - "WPHG") or
                                   occurrence of facts which would have to be publicized as new facts within the meaning of
                                   Section 15 WpHG, which have adversely
                                   affected or reasonably could be expected to adversely affect the EBITDA, as defined below, for the 2004 fiscal year by more than
                                   (i) EUR 100 million if such facts or the adverse effects thereof would reasonably be expected to continue or recur or (ii) EUR 400 million if such facts or the adverse effects thereof would not reasonably be expected to continue or recur. EBITDA are the earnings before interest, taxes, depreciation and amortization calculated in a manner consistent with Celanese AG's 2002 consolidated financial statements but including special charges that would apply to net income and excluding (v) changes from non-cash impairments of assets; (w) changes in accounting principles after the fiscal year 2002; (x) charges directly related to this transaction; and (y) charges associated with stock appreciation rights. The foregoing will not apply if the information or facts have already been taken into account in the consolidated financial statements of Celanese AG for the fiscal year 2002 or 2003 or have been publicly disclosed by Celanese AG on or before December 14, 2003;

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                              f)   There shall not be (i) any statute,
                                   regulation or order enacted, entered or
                                   deemed applicable to the Offer that would prevent or delay by more than 3 months the acquisition by Bidder or Blackstone of any Celanese Shares pursuant to the Offer, or
                                   (ii) any significant unresolved comments from the U.S. Securities and Exchange Commission ("SEC") regarding the Offer Document;

                              g)   None of Celanese AG or any of its
                                   subsidiaries shall have done any of the
                                   following since the date of the launch of the Offer (and on the second business day before the expiration date of the Offer, Celanese AG shall have provided a certificate of its Management Board to such effect):

                                   (i) except for the issuance of not more than 1,151,600 Celanese Shares pursuant to outstanding options, effected a capital increase or issued, adjusted, split, combined or reclassified any shares of its capital stock;

                                   (ii) sold, encumbered or otherwise disposed
                                        of assets in an aggregate amount in
                                        excess of EUR 250 million to any third
                                        party or third parties (other than a
                                        direct wholly owned subsidiary of
                                        Celanese AG), by merger, consolidation,
                                        asset sale, business combination or
                                        similar transaction or canceled or
                                        assigned any indebtedness to any such
                                        third party or third parties in an
                                        aggregate amount in excess of EUR 250
                                        million;

                                  (iii) made any acquisition of or investment
                                        in any third party in excess, in the
                                        aggregate, of EUR 250 million, or
                                        purchased any assets in excess, in the
                                        aggregate, of EUR 250 million, in or
                                        from any third party, other than a
                                        wholly owned subsidiary of Celanese AG;
                                        or

                                   (iv) taken any action, or failed to take any
                                        action, that would cause either (x)
                                        Celanese AG's Pro Forma Indebtedness (as defined below) to



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                                        exceed EUR 580 million, or (y) Celanese
                                        AG's Total Indebtedness (as defined
                                        below) to exceed EUR 790 million (which
                                        equates to a maximum drawdown of EUR 350 million of the available EUR 400 million revolving credit commitment), in each case calculated on the fifth business day before the end of the Acceptance Period (as defined below) (the "CALCULATION DATE"). "TOTAL
                                        INDEBTEDNESS" shall mean consolidated
                                        debt, determined in accordance with U.S.
                                        GAAP applied in a manner consistent with that used in the preparation of Celanese AG's publicly available financial statements for the quarter ended September 30, 2003, less the consolidated cash of Celanese AG as of the Calculation Date. "PRO FORMA INDEBTEDNESS" shall mean consolidated debt, determined in accordance with U.S. GAAP applied in a manner consistent with that used in the preparation of Celanese AG's publicly available financial statements for the quarter ended September 30, 2003, PLUS (a) any cash received in connection with the sale of the acrylates business and (b) any receivables financing or similar off balance sheet financing; LESS the sum of
                                        (A) the consolidated cash of Celanese AG as of the Calculation Date; (B) any cash paid for expenses directly related to the Offer that are incurred during the period beginning on December 16, 2003 and ending on the Calculation Date; (C) any cash paid during the period beginning on December 16, 2003 and ending on the Calculation Date to prepay tax liabilities that are due and payable after the Calculation Date; (D) any such debt incurred during the period beginning on December 16, 2003 and ending on the Calculation Date to fund an acquisition during the Acceptance Period (as defined below) which had been previously consented to by Bidder; (E) any cash paid during the period beginning on December 16, 2003 and ending on the Calculation Date to the holders of Celanese AG's stock appreciation rights outstanding on December 16, 2003 pursuant to the terms thereof; and (F) the



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                                        amount by which actual sales for the
                                        first quarter of 2004 exceed EUR 1,097
                                        million multiplied by 0.624. For
                                        purposes of this calculation, any U.S.
                                        Dollar denominated debt and cash will be converted into Euro at an Euro/U.S. Dollar exchange rate of 1.217; and

                                   (v) authorized or entered into any agreement or commitment to do any of the foregoing actions described in clauses (i) through
                                        (iv).

                              h) there shall not have occurred at any time from the commencement of the Offer until the expiration of the Acceptance Period (i) any declaration of a banking moratorium by U.S. or German governmental authorities, (ii) a suspension of or limitation (whether or not mandatory) on the currency markets or the imposition of any currency or exchange control laws in the United States or Germany or (iii) a decrease in the Dow Jones Industrial Average (as reported by Bloomberg L.P.) of more than 2000 points from its level on December 16, 2003 which is sustained for at least five consecutive trading days or which occurs at any time on the last trading day of the Acceptance Period or during the four trading days preceding the last trading day of the Acceptance Period.

NON-OCCURRENCE OF CONDITIONS: If any condition has not been fulfilled in accordance with its terms or, where permitted, waived by the Bidder in accordance with the Offer and the provisions of the Takeover Act and the U.S. securities laws, the Offer will lapse irrevocably and any agreement that was concluded as a result of the acceptance of the Offer will be without any effect and terminate at the time of the expiration of the Acceptance Period (as defined below) and the Bidder will not be required to purchase Celanese Shares tendered in the Offer.

WAIVER OF CONDITIONS:         The Bidder is entitled to waive one or more of the
                              Conditions to the extent permitted by law.

START OF ACCEPTANCE PERIOD:   The acceptance period (Annahmefrist) for the Offer
                              will start in accordance with the applicable provisions of the Takeover Act.

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END OF ACCEPTANCE PERIOD:     The Acceptance Period will, subject to any
                              applicable extension, end at a time designated by the Bidder on any day designated by the Bidder, provided, however, that the Offer shall remain open for at least 6 weeks after the publication of the Offer Document pursuant to Section 14(2)(1) of the Takeover Act.

                              The time period between the start of the acceptance period and the end of the acceptance period is hereinafter referred to as the "ACCEPTANCE PERIOD".

SUBSEQUENT ACCEPTANCE PERIOD: The subsequent acceptance period (weitere
                              Annahmefrist) within the meaning of Section 16(2) of the Takeover Act (the "SUBSEQUENT ACCEPTANCE PERIOD") is expected to start without undue delay after expiry of the Acceptance Period and in compliance with the Takeover Act and applicable U.S. law. The Subsequent Acceptance Period will remain open for 2 weeks from the date of the publication according to Section 23(1)(1) no. 2 of the Takeover Act.

                              The Subsequent Acceptance Period will, however, only begin if all of the Conditions to the Offer which apply to the end of the Acceptance Period, including the Minimum Acceptance Condition, have been satisfied or, where permitted, waived before the expiration of the Acceptance Period and in accordance with applicable law.

EXTENSION OF THE ACCEPTANCE
PERIOD: Under certain circumstances, applicable law may require an extension of the Acceptance Period, in particular:

                              a) If the Bidder makes a material change in the terms of the Offer or in the information concerning the Offer, or waives a material condition of the Offer, the Bidder will extend the Acceptance Period to the extent so required by the Takeover Act and U.S. securities laws.

                              b) Under the Takeover Act, if the Bidder amends the Offer pursuant to Section 21(1) of the Takeover Act and the acceptance period is scheduled to expire within the following two weeks from and including the date publication of the amendment has been


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                                   made, the Acceptance Period will be extended
                                   by two weeks (calculated from the end of the initial Acceptance Period). Under the Takeover Act, the Acceptance Period is extended irrespective of whether the amended Offer is in breach of applicable law.

                              c) If, during the Acceptance Period, a third party makes a public cash offer or an exchange offer for the acquisition of Celanese Shares (a "COMPETING OFFER") and the Acceptance Period of the Offer expires before the expiration of the acceptance period of the Competing Offer, then the expiration of the Acceptance Period of the Offer will, pursuant to Section 22(2) of the Takeover Act, be automatically extended such that it expires at the same time as the acceptance period of the Competing Offer. This shall apply irrespective of whether the Competing Offer is changed, prohibited, or in breach of applicable law.

                              d) If, after the publication of the Offer, a general shareholders' meeting
                                   (Hauptversammlung) of Celanese AG is convened in connection with the Offer, the Acceptance Period will end upon the expiration of 10 weeks from the publication of the Offer Document, notwithstanding the provisions of
                                   Section 21(5) and Section 22(2) of the
                                   Takeover Act.

WITHDRAWAL RIGHTS:            a)   Withdrawal rights during the Acceptance
                                   Period:

                                   Celanese Shareholders can withdraw previously tendered Celanese Shares, without having to provide any explanation of their reasons for withdrawing their tendered Celanese Shares, at any time until the expiration of the Acceptance Period.

                              b)   Withdrawal rights during the Subsequent
                                   Acceptance Period:

                                   During the Subsequent Acceptance Period
                                   Celanese Shareholders who tender their
                                   Celanese Shares will not have withdrawal rights.

GOVERNING LAW:                Any contract arising out of the acceptance of the
                              Offer shall be governed by the laws of the Federal
                              Republic of Germany. The Offer will be made in accordance with the


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                              Takeover Act and the applicable securities laws in
                              the United States of America.

OTHER TERMS AND CONDITIONS:   The terms and conditions and other provisions set
                              forth in this term sheet are only a summary of the material provisions of the Offer and do not describe all the provisions of the Offer and the Offer Document. The terms and conditions and all other provisions relating to the Offer are subject to amendment as may be required by the BaFin or the SEC or as may be necessary or, in the view of the Bidder, advisable in order to comply with applicable U.S., German and other laws, including the terms of any relief granted from such laws.































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